AA 5/31/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED MAY 30 2002

02022826

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42366

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/01 (MM/DD/YY) AND ENDING 3/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Garbacz Group, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 Craig Road, Suite 104
(No. and Street)

St. Louis (City) MO (State) 63141 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Garbacz (314) 991-1303
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boyd, Franz & Stephans LLP, CPA's
(Name — if individual, state last, first, middle name)

12755 Olive, Suite 117, St. Louis, MO 63141
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 05 2002
THOMSON FINANCIAL

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

AA 5/31/2002

OATH OR AFFIRMATION

I, Joseph Garbacz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Garbacz Group, Inc., as of March 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Title

Notary Public

STATE OF MISSOURI, ST. LOUIS COUNTY
MY COMMISSION EXPIRES 1-13-04

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition. - Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boyd, Franz & Stephans LLP

Certified Public Accountants

12755 Olive Street Road
Suite 117
St. Louis, Missouri 63141
314/576-7400
Fax 314/576-3770

John P. Nanos, CPA
Stephen M. King, CPA
Michael P. Siebert, CPA

May 8, 2002

To the Shareholders and
Board of Directors
The Garbacz Group, Inc.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of The Garbacz Group, Inc., as of March 31, 2002, and the related statements of income and retained earnings, cash flows, and changes in stockholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Garbacz Group, Inc., as of March 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boyd, Franz & Stephans LLP

THE GARBACZ GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2002

ASSETS

Cash		$ 141,523
Commissions receivable		17,824
Temporary investments, at market (Note 3)		94,799
Property, furniture, equipment and leasehold improvements - net of accumulated depreciation of $83,250		-
Other assets:		
Deposit	$ 25,000	
Prepaid auto lease	1,754	
Income tax refund receivable	1,025	27,779
Total assets		$ 281,925

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable		$ 11,113
Accrued profit sharing plan contribution (Note 8)		17,460
Accrued payroll taxes		13,864
Margin account		37,407
Due to shareholders		12,448
Total liabilities		$ 92,292
Stockholders' equity:		
Common stock, authorized 100,000 shares, issued and outstanding 25,000 shares	$ 25,000	
Retained earnings	164,633	189,633
Total liabilities and stockholders' equity		$ 281,925

See Notes to Statement of Financial Condition.

THE GARBACZ GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

Note 1: Description of Business -

The Garbacz Group, Inc., a Missouri corporation, was organized in 1990 for the purpose of providing broker-dealer services to its customers. The Company services the Midwest region of the United States and sells stocks and bonds, variable and fixed annuities and mutual funds.

Note 2: Concentrations of Credit Risk -

The Company is a registered broker-dealer in securities that introduces its customers to another broker-dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities as a broker-dealer and does not otherwise hold funds or securities for, or owe money to, customers and does not otherwise carry proprietary or customer accounts.

The Company maintains its cash deposits in various financial institutions, which sometimes include amounts in excess of that insured by the Federal Deposit Insurance Corporation.

Note 3: Significant Accounting Policies -

Security transactions and related commission revenue and expense are recorded on a trade date basis.

The Company records temporary investments at market and the unrealized gain/loss is reflected on the books.

Depreciation is provided by various methods using useful lives ranging from five to seven years.

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company expenses advertising costs as incurred.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 4: Deferred Income Taxes -

Deferred income taxes result from differences in the timing of revenue and expense recognition for tax purposes and financial reporting purposes.

THE GARBACZ GROUP, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002

Note 5: Net Capital Requirements -

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2002, the Company had net capital and net capital requirements of approximately $158,153 and $50,000, respectively.

Note 6: Reserve Requirements -

The Company is exempt from the reserve requirements of the Securities Exchange Act of 1934, per section (K)(2)(B) of Rule 15c3-3.

Note 7: Leases -

The Company leases its office under a lease commencing June 1, 1998, through May 31, 2003. In the normal course of business, operating leases are generally renewed or replaced by other leases. Required yearly payments are as follows:

	Building
2002	$ 18,146
2003	18,235
2004	18,235
2005	18,235
2006	18,235
	$ 91,086

The company also entered into a three year auto lease beginning March 2001 with yearly minimum lease obligation of $7,743.

Note 8: Simplified Employee Pension Plan -

Effective for the year ending March 31, 1997, the Company established a Simplified Employee Pension Plan which covers all eligible employees. A 10% contribution of $17,460 was made for the current year.

THE GARBACZ GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2002